PMU News Release #10-05 TSX & NYSE AMEX Symbol: PMU May 31, 2010

CAFTA HEARING ON PRELIMINARY OBJECTION UNDERWAY

A hearing on the Preliminary Objection filed by the Government of El Salvador (“GOES”) in relation to an action commenced by Pac Rim Cayman LLC (“PacRim”) in April 2009 under the Dominican Republic-United States-Central America Free Trade Agreement (“CAFTA”) commenced today Monday May 31, 2010 and is scheduled to conclude tomorrow Tuesday June 1, 2010. Under CAFTA Article 10.20, the 3-person Arbitral Tribunal hearing this case is to rule on the Preliminary Objection on an expedited schedule and is expected to issue a decision by September 2010. The hearing is taking place at the International Center for Settlement of Investment Disputes (“ICSID”) in Washington, DC.

“It’s very unfortunate we must resort to arbitration to protect our rights,” says Tom Shrake, President and CEO. “The global economic crisis has reduced U.S.-based foreign investment in El Salvador by almost 60%. The unemployment rate continues to climb and the people of El Salvador continue to suffer, especially in Cabañas, the poorest department in El Salvador. Hundreds of direct and indirect exploration jobs have already been lost. We are doing everything in our power to right this wrong, reinstate the exploration jobs and move forward with the mine development, which will create hundreds of new jobs. Exploration and development projects conducted, or contributed to, by our exploration team throughout their careers has led to the creation of thousands of jobs and well over a billion dollars in foreign investment to six Latin American countries. We want to invest our skills hand in hand with Salvadorans to help build an economy with responsible mining as we did in Chile in the 1990s”.

Pursuant to Article 10.21.2, ICSID is live video streaming the hearing proceedings, which commence at 9:30 am Eastern time each day. The proceedings will be transmitted in both English and Spanish, and will be available in high speed (256 kbps) and low speed (56 kbps) to accommodate different bandwidth capabilities.

For the hearing in English, click here: mms://wbmswebcast1.worldbank.org/live1 For the hearing in Spanish, click here: mms://wbmswebcast1.worldbank.org/live2

To access the live stream you will need Windows Media Player, which is available for download at www.windows.com

BACKGROUND

Pac Rim Cayman LLC is a Nevada corporation and a wholly-owned subsidiary of Pacific Rim Mining Corp. (“Pacific Rim”). On April 30, 2009, PacRim filed international arbitration proceedings against the GOES under CAFTA in its own name and on behalf of its two wholly-owned El Salvadoran enterprises, Pacific Rim El Salvador, Sociedad Anónima de Capital Variable (“PRES”) and Dorado Exploraciones, Sociedad Anónima de Capital Variable (“DOREX”) (collectively, the “Enterprises”).

Since acquiring the El Dorado project in El Salvador in 2002, PacRim and the Enterprises have operated in full compliance with Salvadoran law, including the country’s environmental, mining and foreign investment laws, and have met or exceeded all applicable standards while conducting business in El Salvador. Ample evidence, however, demonstrates that the GOES has failed to fulfill its obligations.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

PacRim’s claims under CAFTA are based on the GOES’s breaches of international and Salvadoran law arising out of the GOES’s improper failure to finalize the permitting process in accordance with Salvadoran law. This conduct by the GOES has resulted in a significant loss to PacRim, the shareholders of Pacific Rim and to the local communities, and has unnecessarily delayed normal development of these valuable deposits.

Pacific Rim’s mandate to its shareholders is to build a gold mining company that explores and develops gold deposits in an environmentally responsible manner. In meeting its responsibilities, a mine design for the Enterprises’ El Dorado gold project located in the department of Cabañas, was submitted to the GOES in its final form more than two and a half years ago. Despite strong local support and the inclusion of carefully engineered and reliable environmental protections for the proposed El Dorado Mine, the Government has not met its responsibility to issue the Enterprises the permits necessary to advance the project to the final step of full production.

On January 4, 2010, the GOES filed Preliminary Objection to PacRim’s claims under CAFTA and El Salvador's Investment Law. Copies of PacRim’s original CAFTA claim, the GOES’s Preliminary Objection filing and PacRim’s response to the GOES Preliminary Objection are available on Pacific Rim’s website (www.pacrim-mining.com). PacRim believes that El Salvador's Objection is not only completely without merit, but is also frivolous, and that GOES filed it purely as an attempt to stall the arbitration proceedings. PacRim fully expects that the Tribunal will reject the Preliminary Objection and proceed with the arbitration claim.

ABOUT THE COMPANY

Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s subsidiary PacRim is the owner of the high grade, vein-hosted El Dorado gold project in El Salvador. Through its subsidiaries, Pacific Rim owns several similar grassroots gold projects in El Salvador and the Company is actively seeking additional assets elsewhere in the Americas that fit its project focus. All references to “Pacific Rim” or “the Company” encompass the parent corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“PacRim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

For further information contact the Company at 604-689-1976 or 1-888-775-7097 or general@pacrim-mining.com or visit www.pacrim-mining.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document may involve forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including: the outcome of ICSID’s ruling on the GOES’s Preliminary Objection filing to PacRim’s CAFTA claim; the continuation of the CAFTA claim; the outcome of PacRim’s CAFTA claim should it continue to completion; and the number of job opportunities that may be created by the El Dorado operation. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

The TSX and NYSE Amex have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com